

Mail Stop 7010

July 2, 2007

via mail and facsimile

Mr. Brian Lin
Chief Executive Officer and Principal Financial Officer
China Fire & Security Group, Inc.
South Banbidian Industrial Park
Liqiao Township, Shunyi District
Beijing 101304, People's Republic of China

> **RE: China Fire & Security Group, Inc.**
> **Form 10-KSB for the Fiscal Year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 000-50491**

Dear Mr. Lin:

We have completed our review of this filing and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief